Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 30, 2007

TO THE PROSPECTUS DATED APRIL 6, 2007

This prospectus supplement No. 6 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated April 6, 2007 (the “Prospectus”), Supplement No. 1 to the Prospectus dated June 5, 2007, Supplement No. 2 to the Prospectus dated July 27, 2007, Supplement No. 3 to the Prospectus dated August 27, 2007, Supplement No. 4 to the Prospectus dated October 12, 2007 and Supplement No. 5 to the Prospectus dated November 20, 2007. The purpose of this Supplement is to disclose:

•	the status of our initial public offering;

•	the declaration of dividends for the month of December; and

•	an update to our “Risk Factors” disclosure regarding the payment of dividends.

STATUS OF OUR INITIAL PUBLIC OFFERING

As of November 23, 2007, we had received and accepted subscriptions in our offering for 2,503,129 shares of common stock, or approximately $ 24,948,037, including shares issued under our dividend reinvestment plan.

DECLARATION OF DIVIDENDS

On November 30, 2007, the dividend committee of the Paladin Realty Income Properties, Inc. board of directors declared dividends for the month of December 2007. The declared dividends will be calculated based on stockholders of record each day during such month at a rate of $0.0016438 per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash on January 15, 2008.

UPDATE TO RISK FACTORS

The “Risk Factors” section of the Prospectus is hereby supplemented by updating the following risk factor:

To date cash flows from operations were insufficient to pay our operating expenses and to cover the dividends we have paid and/or declared. In order to permit us to pay dividends, Paladin Advisors has paid expenses on our behalf and deferred the reimbursement of such expense payments and its receipt of fees we owe Paladin Advisors. We cannot assure you that in the future we will be able to achieve cash flows necessary to pay both our expenses and dividends at our historical per share amounts, or to maintain dividends at any particular level, if at all.

Because our cash flows from operations have been insufficient to pay our operating expenses and to cover the dividends we have paid or declared to our stockholders through the date of this prospectus, we cannot assure you that we will be able to continue paying dividends to our stockholders at our historical per-share amounts, or that the dividends we pay will not decrease or be eliminated in the future. As of the date of this prospectus, we have paid $1,096,483 in dividends to our stockholders. In order to permit us to pay dividends declared to date, we have used cash distributions from our investments, Paladin Advisors has paid expenses on our behalf, and Paladin Advisors has deferred the reimbursement of expense payments and its receipt of asset management and acquisition and advisory fees.

Specifically, as of September 30, 2007, Paladin Advisors has paid on our behalf $4,197,891 in organization and offering costs, none of which has been repaid to Paladin Advisors. In addition, Paladin Advisors and its affiliates paid on our behalf $1,389,860 in general and administrative expenses, none of which has been repaid to Paladin Advisors.

Pursuant to the advisory agreement between us and Paladin Advisors dated February 28, 2007, we will not reimburse Paladin Advisors for operating expenses that in the fiscal year then ended exceed the greater of (1) 2% of our average invested assets or (2) 25% of our net income, which we refer to as the “2%/25% Rule”, and Paladin Advisors must reimburse us quarterly for any amounts by which our operating expenses exceed the 2%/25% Rule in the previous four consecutive fiscal quarters. During the previous four fiscal quarters, our operating expenses including expenses incurred on behalf of us by Paladin Advisors and its affiliates exceeded the 2%/25% Rule by $324,571. In accordance with the advisory agreement, Paladin Advisors has deferred payment of such amount and it was recorded as a reduction in general and administrative expenses and asset management fees. As of September 30, 2007, we owed Paladin Advisors acquisition and advisory fees of $277,935, which was subsequently paid, and asset management fees of $63,108. The acquisition and advisory fees were capitalized as part of the investments. Pursuant to the terms of the advisory agreement, Paladin Advisors has elected to defer (without interest) receipt of all of these fees and expenses.

We are obligated to pay these amounts to Paladin Advisors in the future, and the payment of these obligations may impact our ability to pay future dividends. Paladin Advisors is not obligated to either pay expenses on our behalf or defer reimbursements of expense payments or fees in future periods. At such time as Paladin Advisors requires us to reimburse such expense payments or pay those fees, or if Paladin Advisors were to cease paying expenses on our behalf or deferring reimbursement of expense payments or fees, our ability to pay dividends to our stockholders could be adversely affected, and we may be unable to pay dividends to our stockholders, or such dividends could decrease significantly. Additionally, if Paladin Advisors continues to pay expenses on our behalf and/or defer reimbursement of expense payments or fees, the ultimate repayment of these obligations could adversely impact our ability to pay dividends in future periods as well as potentially adversely impact the value of your investment.

Our directors will determine the amount and timing of future cash dividends to our stockholders based on many factors, including the amount of funds available for distribution (including whether Paladin Advisors continues to pay expenses and/or defer reimbursement of expense payments or fees), our financial condition, requirements we must meet to qualify to be taxed as a REIT, whether to reinvest or distribute such funds, capital expenditures and reserve requirements and general operational requirements. The amount of funds available for distribution will be affected by our ability to identify and make real estate or real estate related investments as offering proceeds become available, the returns on those real estate or real estate related investments we make and our operating expense levels, as well as many other variables. We cannot predict how long it may take to identify additional real estate or real estate related investments, to raise sufficient proceeds or to make real estate or real estate related investments. We likewise cannot predict whether we will generate sufficient cash flow to continue to pay dividends at historical levels or at all.

In addition, differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money, use proceeds from the issuance of securities or sell assets to pay out enough of our taxable income to satisfy the requirement that we distribute at least 90% of our taxable income, excluding capital gains and with certain adjustments, in order to qualify as a REIT.